Exhibit 99.74

Source: PyroGenesis Canada Inc.
December 16, 2020 08:35 ET

PyroGenesis Signs Additional $1.1MM Contract with US Tunneling Company

MONTREAL, Dec. 16, 2020 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA: 8PY), (the "Company", the “Corporation” or "PyroGenesis") a Company that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce today that, further to its press releases dated April 1st and 21st, 2020, it has signed an additional contract (the “Contract”) with a US based tunneling client (the “Client”) for approx. $1.1MM. The total value of all contracts, including the one announced today, entered into with the Client is in excess of $3.6MM. The Company has received $1.3MM to date under these contracts. The Client’s name will remain confidential for competitive reasons.

Based on these contracts, PyroGenesis will be designing, manufacturing, testing and supplying the Client with a plasma torch tailored specifically for tunneling (the “TT1 Torch”). The TT1 Torch is expected to be delivered in the second half of 2021, at which time it will then be tested. The Client is committed to purchase exclusively from PyroGenesis, and the Company is committed to exclusively supply the Client with plasma torches and auxiliary equipment for tunneling applications.

PyroGenesis’ high-powered plasma torch will be used to replace traditional tunneling methods. An important benefit in using plasma-based tools versus traditional methods is its potential to drill through all geologies with greater flexibility in size diameter, while at the same time being more economical, efficient and environmentally friendly.

“This is the second announcement PyroGenesis has made in as many months which highlight advances in our plasma torch offerings,” said Mr. P Peter Pascali, CEO and Chair of PyroGenesis. “As you can see, not only are our torch offerings steadily moving forward, but are doing so in totally independent applications. This bodes well for the future and once again, underscores both the interest in, and versatility of, our torch offerings which at the same time are being recognized as effective environmental solutions.”

About PyroGenesis Canada Inc

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/